 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

12 December 2017

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

On 11 December, awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted under the HSBC fixed pay allowance arrangements. Awards comprise part of the relevant employees' fixed remuneration for 2017. The Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 8 December of £7.3320.

The Awards vest in full on the date of grant. Individual tax liabilities in respect of the vesting of the Awards were satisfied in cash. The number of Shares received by the Directors named below is therefore net of tax.

The Award will be released in five equal annual instalments starting from March 2018.

Directors

Name	Number of Shares vested
Stuart Gulliver	30,721
Iain Mackay	17,167
Marc Moses	17,167

In addition to the above, on 12 December 2017, Iain Mackay sold 177,069 Shares, 263 at £7.4763 per share and 176,806 at £7.4841 per share.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Stuart Gulliver
2 - Reason for the notification
Position/status Initial notification/amendment		Group Chief Executive Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity Legal Entity Identifier code		HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-12-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£7.33	30,721	£225,246.37
		Aggregated	£7.332	30,721	£225,246.37

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Iain Mackay
2 - Reason for the notification
Position/status Initial notification/amendment		Group Finance Director Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity Legal Entity Identifier code		HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-12-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£7.33	17,167	£125,868.44
		Aggregated	£7.332	17,167	£125,868.44

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-12-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£7.48	263	£1,966.27
			£7.48	176,806	£1,323,233.78
		Aggregated	£7.484	177,069	£1,325,200.05

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Marc Moses
2 - Reason for the notification
Position/status Initial notification/amendment		Group Chief Risk Officer Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity Legal Entity Identifier code		HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-12-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£7.33	17,167	£125,868.44
		Aggregated	£7.332	17,167	£125,868.44

For any queries related to this notification, please contact:
L Wilson
Shareholder Services Team
+44 (0)20 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 12 December 2017